JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

January 7, 2026

Ms. Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Kalkidan:

    This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on November 26, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 386 to the registration statement of the Trust, which was filed on September 15, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 386 was filed to register shares of thirty-one new series of the Trust as follows:

T-REX 2X LONG ASST DAILY TARGET ETF	T-REX 2X LONG GTLS DAILY TARGET ETF
T-REX 2X LONG ABTC DAILY TARGET ETF	T-REX 2X LONG ICHR DAILY TARGET ETF
T-REX 2X LONG BNC DAILY TARGET ETF	T-REX 2X LONG ICLR DAILY TARGET ETF
T-REX 2X LONG BTDR DAILY TARGET ETF	T-REX 2X LONG IREN DAILY TARGET ETF
T-REX 2X LONG CANG DAILY TARGET ETF	T-REX 2X LONG KSS DAILY TARGET ETF
T-REX 2X LONG CAVA DAILY TARGET ETF	T-REX 2X LONG MBLY DAILY TARGET ETF
T-REX 2X LONG CELH DAILY TARGET ETF	T-REX 2X LONG MEIP DAILY TARGET ETF
T-REX 2X LONG CHWY DAILY TARGET ETF	T-REX 2X LONG NVTS DAILY TARGET ETF
T-REX 2X LONG CLS DAILY TARGET ETF	T-REX 2X LONG OPEN DAILY TARGET ETF
T-REX 2X LONG CORZ DAILY TARGET ETF	T-REX 2X LONG POOL DAILY TARGET ETF
T-REX 2X LONG DNUT DAILY TARGET ETF	T-REX 2X LONG PTON DAILY TARGET ETF
T-REX 2X LONG EMPD DAILY TARGET ETF	T-REX 2X LONG SUIG DAILY TARGET ETF
T-REX 2X LONG EOSE DAILY TARGET ETF	T-REX 2X LONG TMUS DAILY TARGET ETF
T-REX 2X LONG ETHM DAILY TARGET ETF	T-REX 2X LONG TONX DAILY TARGET ETF
T-REX 2X LONG ETHZ DAILY TARGET ETF	T-REX 2X LONG VEEV DAILY TARGET ETF
T-REX 2X LONG GPRO DAILY TARGET ETF
(each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.
General Comments

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 7, 2026

•Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
•Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
•The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
•Prior to the effectiveness of the subsequent amendment, please complete any missing or bracketed information contained in PEA 386.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.Comment:    Where applicable, please update the disclosure to clarify whether the issuer has recently announced any shifts in its business focus, and disclose applicable risk.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.
2.    Comment:    Please provide ticker symbols for the Funds.

    Response:     The Trust is in the process of obtaining ticker symbols for each of the Funds that are expected to launch shortly after the effective date of the registration statement, and this information will be included in the 485(b) filing. The launch dates of certain other Funds are not currently known. For these Funds, the ticker symbol will be obtained before the launch date and the Trust will file a supplement to the prospectus to reflect the ticker symbols prior to the launch date. The prospectus has been amended to reflect this.

3.    Comment:    The Staff notes that Asset Entities, Inc. merged with Strive Inc. on September 9, 2025 and now is a bitcoin treasury company. Please update and revise the investment strategy accordingly and add any relevant risk disclosure related to the recent merger.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

4.    Comment:    For all Funds, please clarify whether direct investment in the underlying security will be a principal investment of the Fund.

Response:    Each of the Funds intends to primarily gain exposure to its Reference Asset by entering into total return swaps; however, depending upon market conditions, the Adviser may seek exposure to the Reference Asset by, among other things, investing in the Reference Asset directly. Although it is not intended and the Adviser does not expect to invest in the Reference Asset directly for extensive periods of time, the Trust considers these types of investments to be part of the principal investment strategies.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 7, 2026

5.    Comment:    For all Funds, the Staff notes the fourth sentence of second paragraph of the Principal Investment Strategies and requests that the Trust please supplementally confirm that FLEX options are currently available for each underlying Reference Asset.

    Response:    The Trust notes that the Adviser intends to implement the Funds’ investment strategies primarily by entering into swap agreements with financial counterparties. The Adviser retains the ability to use FLEX Options in its discretion, as described in the prospectus. The Adviser has advised the Trust that if listed options or FLEX options are not available for a particular Reference Asset, the investment strategy will be implemented solely using swap agreements.
6.    Comment:    The Staff notes that ASST is assigned to communication services sector and the internet content and information industry. Please confirm if this is correct as the Staff has seen its assigned to the financial services sector and the asset management industry. Please tailor any risks for the updates.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

7.    Comment:    For all Funds, please consider deleting the duplicative sentence stating the sector and industry to which the issuer of the Reference Asset is assigned as it is already stated earlier in the investment strategy.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

Reference Asset Investing Risk

8.    Comment:    For all Funds, please review the filing and ensure that each unique risk related to each particular underlying asset is adequately tailored and disclosed. Some of the issuers are not all operating companies as suggested by the Reference Asset Investing Risk.

Response:    The Trust has updated the disclosure in response to the Staff’s comment.

Principal Risk

9.    Comment:    For all Funds, please supplementally confirm that Fixed Income Securities Risk will be a principal risk of investing in the Fund.

    Response:    The Trust supplementally confirms that fixed income securities risk is a principal risk of the Funds as each Fund will invest in U.S. Treasuries, other U.S. government obligations, money market funds, cash and cash-like equivalents that serve as margin or collateral for the Fund’s investments.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 7, 2026

10.    Comment:    The Staff notes that not all of the Funds that include Large Cap Risk are large capitalization companies. Please consider adding the market capitalization of the issuer of each Reference Asset and confirm that the appropriate risk factor is included in the principal risks.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.
11.    Comment:    For all Funds, please supplementally explain whether the Fund anticipates any capacity constraints in the markets where the Reference Asset and/or instruments that provide exposure or replicate the performance of the Reference Asset are traded. Please address the extent to which the Fund would face difficulties accessing investments that are necessary for the Fund to implement its investment objectives.
    Given the inability of ETFs to close to new investors please supplementally explain how the Funds will manage liquidity if a Fund becomes so large as to require more liquidity than the market can provide to meet potential redemptions for penny stock or micro-cap reference assets.

Response:    The Adviser has advised the Trust that it does not anticipate any capacity constraints in the markets where the Reference Asset and/or instruments that provide exposure or replicate the performance of the Reference Asset are traded, and does not anticipate that the Fund will face difficulties accessing investments that are necessary for the Fund to implement its investment objectives.

The Funds do not anticipate issues in meeting redemptions because they will generally hold only cash, highly liquid short-term securities, and swaps. In the event that a Fund with a Reference Asset that is a penny stock or micro-cap stock becomes large relative to the trading volume of its Reference Asset, it may impact the ability of counterparties to hedge their positions, reducing counterparty capacity and potentially resulting in difficulty for the Fund to obtain investment exposure pursuant to its stated investment objective. If this were to occur, the Adviser would make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees would determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

Performance History

12.    Comment:    Please supplementally identify the appropriate broad-based securities market index against which each Fund will measure its performance.

    Response:    Each Fund currently anticipates using the S&P 500 Index as its broad-based securities market index.
13.    Comment:    The Staff notes that the disclosure for ABTC, BNC, and DNUT are missing part of the SEC File number. Please revise.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 7, 2026

Response:    The Trust has updated the disclosure in response to the Staff’s comment.

14.    Comment:    That Staff notes the first sentence of the seventh paragraph of the Principal Investment Strategies states that Krispy Kreme, Inc. is an American travel technology company. Please revise the disclosure to appropriately describe Krispy Kreme’s business.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

15.    Comment:    The Staff notes that the SEC file number provided for Kristy Kreme, Inc. is assigned to Carvana. Please ensure that the correct file number is included.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.
16.    Comment:     The Staff notes that for ICON Public Limited Company the 33 Act number was provided rather than the SEC file number under the Securities Exchange Act of 1934 (“34 Act”). Please review and revise accordingly.

    Response:    This issuer is a foreign private issuer under the 34 Act. The number provided is correct. The Trust is not making any revisions to this disclosure.

17.    Comment:    The Staff notes that as of September 11, 2025, Lite Strategy’s ticker symbol has been changed to from MEIP to LITS. Please review and revise the disclosure accordingly. Additionally, we note that Lite Strategy has expanded its business model to focus on pioneering institutional grade digital asset treasury in partnership with leading innovators across blockchain, finance and technology. Please consider reviewing and revising the disclosure accordingly to add any additional information about the company’s change in this business model and any related risks.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

18.    Comment:    The Staff notes that in the Principal Investment Strategies for POOL, it states that the company is assigned to the industrials sector and industrial distribution industry. Please reconcile this statement with the statement in Industry Concentration Risk that “POOL is assigned to the financial services sector and the capital markets industry.”

Response:    The Trust has updated the disclosure in response to the Staff’s comment.

19.    Comment:    The Staff notes that in the Principal Investment Strategies for SUIG, it states that the company is assigned to the financial services sector and the credit services industry. Please reconcile this statement with the statement in Industry Concentration Risk that “SUIG is assigned to the technology sector and the software – application industry.”

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 7, 2026

20.    Comment:    The Staff notes in the third paragraph of the Principal Investment Strategies for TMUS that the spelling of telecom is incorrect. Please revise.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

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    Please contact me at (913) 660-0778 regarding the responses contained in this letter.
                        Sincerely,

                        /s/ John H. Lively

                        John H. Lively